Exhibit 21

LIST OF SUBSIDIARIES

Name of Corporation	Jurisdiction of Incorporation	Percent of Ownership
Winnebago Industries, Inc.	Iowa	Parent
Winnebago of Indiana, LLC	Iowa	100%